UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

The "Shell" Transport and Trading Company, p.l.c. announces that on 3 March, 2005 it purchased for cancellation 2,100,000 ordinary shares at a price of 502.28 pence per share.

Following the cancellation of these shares, the remaining number of ordinary shares of The "Shell" Transport and Trading Company, p.l.c. will be 9,614,200,000.

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on 3 March, 2005 it purchased 460,000 ordinary shares at an average price of 48.59 euros per share. Such purchases were effected outside the United States.

Following the cancellation (still subject to shareholder approval) of these and other ordinary shares purchased under the buyback programme, the remaining number of ordinary shares outstanding of Royal Dutch Petroleum Company will be 2,071,990,000.

The funds used to purchase these shares were distributable cash reserves held by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. respectively. The buybacks do not affect Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.’s “60:40” ownership of the Royal Dutch / Shell Group of Companies (the “Group”).

The Hague, March 4, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (J E Munsiff)

Company Secretary (M.C.M. Brandjes)

Date: 4 March 2005